Exhibit 99.1

Zai Lab Appoints Professor Kai-Xian Chen, Ph.D., to its Board of Directors

SHANGHAI, China, Aug. 14, 2018 (GLOBE NEWSWIRE) -- Zai Lab Limited (NASDAQ:ZLAB), a Shanghai-based innovative biopharmaceutical company, today announced that Professor Kai-Xian Chen, Ph.D., was appointed to the Company’s Board of Directors. Prof. Chen is a globally preeminent scientist widely regarded as a pioneer in the field of interdisciplinary healthcare research.

“We are honored to have Prof. Chen join our Board of Directors at this transformative time in our company,” said Dr. Samantha Du, Chief Executive Officer at Zai Lab. “He has brought major contributions to innovative drug research and development in China. We look forward to his advice as we advance our drug candidates and bring our innovative medicines to patients in need in China.”

Prof. Chen has more than 55 years of academic and administrative experience.  He was first elected as a member of the Chinese Academy of Sciences (CAS) in 1999 and served as President of the Shanghai Science and Technology Association in 2011.  Prof. Chen served as the Principal Scientist for two National Basic Research Programs (commonly known as the 973 Program) administered by the PRC Ministry of Science and Technology (MOST).  In 2001, he served as a key architect for the “Innovative Drug and Modernization of Chinese Medicines,” initiative of MOST, which is generally recognized as one of the highest impact programs undertaken to date by MOST.  As an architect for this program, Prof. Chen organized and promoted a series of innovative drug policies for the Chinese government’s 12th and 13th Five-Year Plans.  Prof. Chen also served as a member of the National Committee of Chinese People’s Political Consultative Conference (CPPCC) from 2007 to 2017.

Prof. Chen started his academic career in 1985 when he joined the Shanghai Institute of Materia Medica (SIMM) as an Associate Professor, where he was promoted to Full Professor in 1990. From 1993 to 1996, he served as Deputy Director of SIMM. From 1996 to 2004, he served as Director of SIMM. From 2005 to 2014, Prof. Chen served as President of Shanghai University of Traditional Chinese Medicine.

Prof. Chen graduated with a chemistry degree from Fudan University in 1967. He received his M.Phil. and Ph.D. degrees at SIMM and CAS, in 1982 and 1985, respectively. From 1985 to 1988, he conducted postdoctoral research at Institut de Biologie Physico-Chimique in Paris, France. Prof. Chen has published more than 200 papers in academic journals worldwide.

“True innovation in medicine is driven by the ability to bring together diverse disciplines in order to meet compelling unmet needs,” said Prof. Chen. “I look forward to working with the other board members and the Zai Lab leadership team to further advance new approaches that I believe can have a profound impact on the delivery of truly innovative medicines to patients.”

Marietta Wu, Ph.D., retired from the Board of Directors of Zai Lab, with her vacancy being filled by the appointment of Prof. Chen.

“We are grateful to Marietta for the many contributions she made during her tenure on Zai Lab’s Board and wish her the best in her future endeavors,” added Dr. Du.

About Zai Lab

Zai Lab (NASDAQ: ZLAB) is a Shanghai-based innovative biopharmaceutical company focused on bringing transformative medicines for cancer, autoimmune and infectious diseases to patients in China and around the world. The company’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast-growing segments of China's pharmaceutical market and global unmet medical needs. Zai Lab's vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners' and its own products in order to impact human health worldwide.

Zai Lab Forward-Looking Statements

This press release contains statements about future expectations, plans and prospects for Zai Lab, including, without limitation, statements regarding business strategy, plans and objectives for future operations and other statements containing words such as "anticipates", "believes", "expects", "plans" and other similar expressions. Such statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab's expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, and (5) other factors discussed in Zai Lab's Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this press release.

For more information, please contact:

ZAI LAB CONTACTS:

Zai Lab

Billy Cho

+86 137 6151 2501

billy.cho@zailaboratory.com

Media: Robert Flamm, Ph.D.

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 364, rflamm@burnsmc.com

Investors: Jill Steier

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 367, jsteier@burnsmc.com

Zai Lab Limited